UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNL AGENTS’
401(k) SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087

LNL Agents’ 401(k) Savings Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2025 and 2024, and For the
Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of LNL Agents’ 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of LNL Agents’ 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2024.

Philadelphia, Pennsylvania
June 25, 2026

LNL Agents’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31
	2025	2024
Assets
Investments:
Investments, at fair value	$185,539,694	$188,420,341
LNL investment contract, at contract value	35,548,141	36,700,177
Total investments	221,087,835	225,120,518
Notes receivable from participants	897,139	1,184,789
Contributions receivable from Plan Sponsor	111,646	22,403
Net assets available for benefits	$222,096,620	$226,327,710

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31, 2025
Additions
Net investment income (loss):
Net appreciation (depreciation) of investments	$30,454,197
Interest and dividends	3,822,519
Total net investment income (loss)	34,276,716

Interest income on notes receivable from participants	65,392

Contributions:
Plan Sponsor	349,655
Participant	569,150
Rollover	439,507
Total contributions	1,358,312
Total additions	35,700,420

Deductions
Benefits paid to participants	39,923,633
Administrative expenses	8,006
Total deductions	39,931,639

Net increase (decrease) before transfer of assets	(4,231,219)
Net transfers from (to) affiliated plans	129
Net increase (decrease)	(4,231,090)

Net Assets Available for Benefits
Beginning-of-year	226,327,710
End-of-year	$222,096,620

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the LNL Agents’ 401(k) Savings Plan (the “Plan”) is a summary only; a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources. The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan may be amended periodically in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility
The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL” or the “Plan Sponsor”) and Lincoln Life & Annuity Company of New York.

Contributions
Participants are permitted to make pre-tax contributions or elect to reduce their eligible compensation, as defined by the Plan, to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings, up to a maximum annual amount as determined under applicable law. Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the Internal Revenue Service (“IRS”) and ERISA. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover”).

Effective January 1, 2025, the Plan was amended to transition to Safe Harbor status, and, accordingly, effective as of the same date the Plan Sponsor matching contribution for eligible participants is equal to 100% of each participant’s contributions, not to exceed 6% of eligible earnings. Plan Sponsor matching contributions also include catch-up contributions made by participants who have attained age 50 before the end of the Plan year. Each payroll period, the Plan Sponsor makes a non-elective contribution equal to any difference between (i) the matching contribution the Plan Sponsor would have made if a participant’s eligible earnings (net of other applicable deductions) were sufficient to make the full amount of the pre-tax and/or Roth 401(k) contributions elected by the participant for that payroll period and (ii) the actual matching contribution made by the Plan Sponsor to the participant’s Plan account based on the participant’s pre-tax and/or Roth 401(k) contributions made to the Plan for that payroll period.

In addition, the Plan Sponsor makes a true-up contribution on behalf of any participant whose aggregate matching contributions and, if applicable, non-elective contributions made by the Plan Sponsor during the Plan year are less than 100% of that participant’s pre-tax and/or Roth 401(k) contributions for the Plan year not in excess of 6% of such participant’s eligible earnings for that Plan year (the “target amount”). The amount of the true-up contribution made by the Plan Sponsor is an amount which, when added to the matching and non-elective contributions made by the Plan Sponsor to the participant’s Plan account for the Plan year, will equal the target amount.

An annual “Core” contribution equal to 2% of eligible earnings was contributed by the Plan Sponsor to each eligible agent account for Plan year 2025. Beginning with Plan year 2026, the Core contribution amount will increase to 4% of eligible earnings. The Plan Sponsor Core contribution is applied to eligible earnings on an annual basis, regardless of whether the agent elects to defer earnings into the Plan. Participants receive the Plan Sponsor Core contribution the following year based on prior year eligible earnings. In order to be eligible for the Core contribution, participants must be actively employed as of the last day of the last pay period of the Plan year. In the event of termination due to death, disability, retirement or transfer to full-time employee status, the Core contribution will be based on eligible earnings up to the termination date.

Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan. Plan Sponsor contributions are invested in the same manner as participant elective contributions. The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by LNL, and LNC common stock as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, common stock or cash and invested cash.

Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Plan Sponsor contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting
Participants’ contributions and earnings thereon are fully vested at all times. Prior to January 1, 2025, Plan Sponsor contributions other than Core contributions vested based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
<2	0%
2	50%
3 or more	100%
Subsequent to January 1, 2025, Plan Sponsor matching contributions and earnings thereon are fully vested at all times.

For Plan Sponsor contributions other than Core contributions made prior to January 1, 2025, regardless of years of service, a participant’s unvested interest in such contributions shall become fully vested if the participant’s service terminates due to death, disability, involuntary termination other than for cause or on or after attainment of normal retirement age (60 and five years of service).

Participants eligible for the Plan Sponsor Core contributions are fully vested in such contributions after two years of service. Regardless of years of service, a participant’s unvested interest in Core contributions shall become fully vested if the participant’s service terminates due to death, disability, involuntary termination other than for cause, or on or after attainment of normal retirement age.

Forfeitures
Upon a participant’s termination, the unvested portion of the participant’s account is forfeited. Forfeited non-vested amounts may be used to reduce future Plan Sponsor contributions or pay administrative expenses of the Plan. During the year ended December 31, 2025, forfeitures of $8,006 were used to pay administrative expenses of the Plan. As of December 31, 2025 and 2024, unallocated forfeitures were $866 and $4,515, respectively.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period. An origination fee of $50 is deducted from the loan amount when participants take out a loan from their account. Loan terms range from 2 months to 5 years or up to 20 years for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may have two notes outstanding at any given time. Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator. Interest rates on outstanding participant loans ranged from 4.25% to 9.50% with maturities through 2043 as of December 31, 2025.

Benefit Payments
Upon termination, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election. Participant accounts with vested balances of less than $1,000 as of any valuation date are distributed as a lump sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

The Plan allows for in-service withdrawals. The Plan also allows for hardship withdrawals from a participant’s pre-tax contributions and Roth 401(k) contributions.

Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all non-vested participant account balances would become fully vested.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition
The Plan’s investments are primarily reported at fair value, with the exception of the Plan’s fully benefit-responsive investment contract that is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are valued at unpaid principal balance plus any accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit loss has been recorded as of December 31, 2025 and 2024 as balances are fully collateralized by the participant’s account. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Benefit Payments
Benefits are recorded when paid.

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan document.

Accounting Estimates and Assumptions
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements. Actual results may differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year such adjustments are determined.

3. Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification (“ASC”) 820, which are carried at fair value on a recurring basis in the financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of the three levels based on the priority of inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Valuation Methodologies for Investments at Fair Value

Mutual Funds and Money Market Funds
Mutual funds and money market funds are valued at the net asset value (“NAV”) reported in the active market where the fund is traded on a daily basis.

LNC Common Stock
LNC common stock is valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.

Brokerage Account
The brokerage account consists primarily of mutual funds, common stock, and money market funds, which are valued similar to the respective valuation methodologies as disclosed above.

Collective Investment Trusts
Collective investment trusts’ fair values are determined by the administrator of the trust using the NAV as a practical expedient. There are currently no redemption restrictions on the collective investment trusts. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities and then divided by the number of shares outstanding. The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market. There are no unfunded commitments and the collective investment trusts can be redeemed daily.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024. There were no transfers into or out of Level 3 for the years ended December 31, 2025 and 2024.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies during the years ended December 31, 2025 and 2024.

The following summarizes investment information measured at fair value on a recurring basis by the fair value hierarchy levels as described above:

	As of December 31, 2025
	Quoted Prices
	in Active
	Markets for
	Identical Assets
	(Level 1)	Total

Mutual funds	$12,786,391	$12,786,391
Money market funds	584,143	584,143
LNC common stock	18,484,664	18,484,664
Brokerage account	18,094,626	18,094,626
Total investments measured at fair value	49,949,824	49,949,824
Collective investment trusts at NAV *		135,589,870
Total investments, at fair value		$185,539,694

	As of December 31, 2024
	Quoted Prices
	in Active
	Markets for
	Identical Assets
	(Level 1)	Total

Mutual funds	$13,548,167	$13,548,167
Money market funds	550,226	550,226
LNC common stock	18,854,752	18,854,752
Brokerage account	16,550,812	16,550,812
Total investments measured at fair value	$49,503,957	49,503,957
Collective investment trusts at NAV *		138,916,384
Total investments, at fair value		$188,420,341

*	In accordance with Subtopic 820-10, certain investments that were measured at net value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair value hierarchy to the line item presented in the Statements of Net Assets Available for Benefits.

4. LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value on the Statements of Net Assets Available for Benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.

The fully benefit-responsive investments have certain restrictions. For example, partial Plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect contract value. The Plan Administrator believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. There are also no events or circumstances that are probable that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date. Deposits made to the investment contract are deposited in LNL’s general account. LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of LNL or otherwise. Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames. Restrictions apply to the aggregate movement of funds to other investment options.

5. Income Tax Status

The Plan received a determination letter from the IRS dated September 7, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. However, the Plan Administrator and the Plan’s tax counsel believe the Plan, as amended and restated, is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2025, there were no uncertain tax positions taken or expected to be taken. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

6. Related Party and Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Lincoln Financial Group Trust Company, Inc. (“LFGTC”), Lincoln Retirement Services Company, LLC (“LRSC”), Matrix Trust Company and The Charles Schwab Corporation (“Charles Schwab”). LFGTC is the Plan’s Trustee; LRSC, an affiliate of LNC, is the recordkeeper for the Plan; Matrix Trust Company is the custodian for shares of LNC common stock and Charles Schwab is the custodian of the brokerage account assets. Therefore, these investments represent exempt party-in-interest transactions. All fees paid to LFGTC and LRSC for its services provided to the Plan were paid by LNL.

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL. Total interest income from the LNL investment contract was $1,126,947 for the year ended December 31, 2025.

As of December 31, 2025 and 2024, LFGTC held approximately 3,614,000 and 4,217,000 shares of LNC common stock, respectively, in the Lincoln Stock Fund, of which 11% and 14% were the Plan’s pro-rata share, respectively. For the year ended December 31, 2025, dividend income in the Lincoln Stock Fund was approximately $7,324,000, of which 15% was the Plan’s pro-rata share.

7. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is dependent upon the investments selected by participants. The Plan’s investments in LNC common stock and the LNL investment contract represented 8% and 16% of the Plan’s net assets, respectively, as of December 31, 2025 and 2024.

Supplemental Schedule

LNL Agents' 401(k) Savings Plan
Plan Number: 006
EIN: 35-0472300
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	Including Maturity Date,
	Lessor or	Rate of Interest,	Cost	Current
	Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	Nomura	Small Cap Value Fund Class R6		$2,754,130
	AllianceBernstein	Discovery Growth Fund		10,032,261
	Total mutual funds			12,786,391

	Collective investment trusts:
	Acadian Asset Management	All Country World/ex U.S. Equity		10,806,870
	BlackRock	Equity Dividend Fund M		14,102,122
	Fidelity Institutional Asset Management	Core Plus CIT Class H		6,678,707
	Income America	In Retirement Fund Fee Class 5ForLife-L		109,341
	Income America	2030 Fund Fee Class 5ForLife-L		1,618,537
	Income America	2035 Fund Fee Class 5ForLife-L		67,339
	J.P. Morgan	Large Cap Growth Fund Class CF-A		35,676,320
	MFS	International Growth Fund		9,230,327
	PIMCO	Diversified Real Asset Collective Trust		1,335,992
	State Street Global Advisors Ltd.	Target Retirement Income Fund Class M		9,420,635
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund Class M		5,354,891
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund Class M		8,032,846
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund Class M		1,063,535
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund Class M		2,133,064
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund Class M		1,469,494
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund Class M		1,299,576
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund Class M		969,149
	State Street Global Advisors Ltd.	Target Retirement 2060 Fund Class M		1,129,907
	State Street Global Advisors Ltd.	Target Retirement 2065 Fund Class M		76,143
	State Street Global Advisors Ltd.	Target Retirement 2070 Fund Non Lending Series		522,408
	State Street Global Advisors Ltd.	Global Equity All Cap/ex U.S. Index Fund		2,117,459
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		5,266,276
	State Street Global Advisors Ltd.	S&P 500 Index Non Lending Series Fund Class K		14,668,215
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		2,440,717
	Total collective investment trusts			135,589,870

*	LNC	Common stock		18,484,664

*	LNL	Investment contract — at contract value		35,548,141

	Goldman Sachs	Money market funds		584,143

*	Charles Schwab	Brokerage account		18,094,626

*	Participant loans	Maturing through January 2043, interest
		rates ranging from 4.25% to 9.50%	$–	897,139
				$221,984,974

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

See Report of Independent Registered Public Accounting Firm

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the LNL Agents’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNL Agents’ 401(k) Savings Plan
By: /s/ Jonmichael Daly
Date: June 25, 2026	Jonmichael Daly, Chair, Lincoln National Corporation Benefits Committee